FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated April 6, 2005-Amendment to Private Placement

2.

Material Change Report and News Release dated April 13, 2005- Completion of Private Placement

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: 9 MAY, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: April 6, 2005

______________________________________________________________________________________

AMENDMENT TO PRIVATE PLACEMENT

International KRL Resources Corp. (the “Company”) announced a private placement offering with Pacific International Securities Inc. (the “Agent”) described in a News Release dated March 3, 2005, has been amended to increase the offering by adding up to a further 1,500,000 Flow Through (FT) Units at $0.20 per FT Unit. As a result, the amended financing will consist of up to 6,500,000 FT Units and up to 3,000,000 Common Share Units for gross proceeds of up to $1,750,000.

All other respects to the financing remain unchanged. For more information on International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720– 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

International KRL Resources Corp. (the "Issuer")

570 – 789 West Pender Street

Vancouver, BC  V6C 1H2

Item 2

Date of Material Change

April 13, 2005

Item 3

News Release

The news release was issued on April 13, 2005 through the facilities of Stockwatch and CCN Matthews.

Item 4

Summary of Material Change

The Company announced that it closed the first tranche of a brokered private placement for gross proceeds of $1,447,750.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7

Omitted Information

None

Item 8

Executive Officer

For more information, please contact Seamus Young, President& CEO, Telephone: 604-689-0299

DATED:

April 13, 2005

“Seamus Young”
Per: Seamus Young President and Chief Executive Officer

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

                                                                                                                                    DATE: April 13, 2005

______________________________________________________________________________________

COMPLETION OF PRIVATE PLACEMENT

International KRL Resources Corp. (the “Company”) is pleased to report the closing of the first tranche of a previously announced brokered private placement conducted through Pacific International Securities Inc. (the “Agent”), as disclosed in News Releases dated March 3, and April 6, 2005.  The Company closed on the sale of 3,031,667 Units at $0.15 per Unit, and 4,950,000 FT Units at a price of $0.20 per FT Unit, and received gross proceeds of $1,447,750.

Each Unit consists of (i) one non-flow-through common share, (ii) one-half of one transferable warrant, each such whole warrant entitling the holder to purchase one non-flow-through common share for 12 months at $0.35 per share; and (iii) one-half of one transferable warrant, each such whole warrant entitling the holder to purchase one non-flow-through common share for 24 months at $0.75 per share.  Each FT Unit consists of (i) one flow-through common share, (ii) one-half of one transferable warrant, each such whole warrant entitling the holder to purchase one non-flow-through common share for 12 months at $0.40 per share; and (iii) one-half of one transferable warrant, each such whole warrant entitling the holder to purchase one non-flow-through common share for 24 months at $0.80 per share.

The Company issued 332,990 Units to the Agent as partial payment of the total selling commission of 8%, and also issued to the Agent an option (the Agent’s Option”) to purchase up to 1,197,250 Agent’s Units at a price of $0.20 per Agent’s Unit for two years.  Each Agent’s Unit consists of one common share and one non-transferable warrant exercisable for two years at $0.40 per share in the first year and at $0.80 per share in the second year.

All securities issued pursuant to the financing are subject to a four month hold period.

The proceeds from the sale of the FT Units will be used for exploration of the Company’s Nor property, uranium enriched iron/oxide/copper/gold (IOCG) property. The property is located on the east side of the Richardson Mountains, 65km east of the Dempster Highway, north of Dawson City, Yukon Territory. The Company plans to carry out an extensive exploration program on the Nor Property target covering an area of 10km x 3km. The planned work program includes an airborne magnetic, soil geochem, gravity, induced polarization (IP) surveys, radiometrics and diamond drilling. The proceeds from the sale of the Units, less commissions and expenses, will be used for working capital and for general exploration.

The closing of the sale of the remaining flow through units, as disclosed in the April 6, 2005 News Release, will be announced upon completion. For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720– 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.